Exhibit 99.1

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

Consolidated Financial Statements (unaudited)
September 30, 2006

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

September 30, 2006

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (unaudited)
(in thousands, except share data)

	September 30, 2006	December 31, 2005
ASSETS
Bonds at fair value (amortized cost of $4,390,949 and $4,208,011)	$4,564,943	$4,370,469
Equity securities at fair value (cost of $54,517 and $54,370)	54,534	54,370
Short-term investments	68,253	133,283
Variable interest entities’ bonds at fair value (amortized cost of $1,128,563 and $1,155,832)	1,129,170	1,155,992
Variable interest entities’ guaranteed investments contracts at fair value (amortized cost approximates fair value)	945,294	1,021,791
Variable interest entities’ short-term investment portfolio	24,229	2,674
Total investment portfolio	6,786,423	6,738,579
Assets acquired in refinancing transactions:
Bonds at fair value (amortized cost of $48,887 and $65,865)	48,402	68,421
Securitized loans	250,634	296,965
Other	59,072	102,487
Total assets acquired in refinancing transactions	358,108	467,873
Total investments	7,144,531	7,206,452
Cash	85,208	10,376
Deferred acquisition costs	342,727	335,129
Prepaid reinsurance premiums	947,877	865,192
Reinsurance recoverable on unpaid losses	36,304	36,339
Other assets	1,276,333	1,162,562
TOTAL ASSETS	$9,832,980	$9,616,050
LIABILITIES, MINORITY INTEREST AND SHAREHOLDER’S EQUITY
Deferred premium revenue	$2,543,750	$2,380,600
Losses and loss adjustment expenses	220,507	205,718
Variable interest entities’ debt	2,852,851	2,708,773
Deferred federal income taxes	275,785	238,342
Notes payable to affiliate	342,871	463,575
Surplus notes	108,850	108,850
Minority interest	85,260	254,123
Accrued expenses and other liabilities	320,564	353,643
TOTAL LIABILITIES AND MINORITY INTEREST	6,750,438	6,713,624
COMMITMENTS AND CONTINGENCIES
Preferred stock (5,000.1 and 0 shares authorized; 0 shared issued and outstanding; par value of $1,000 per share)
Common stock (400 shares authorized; issued and outstanding; par value of $37,500 per share)	15,000	15,000
Additional paid-in capital—common	841,117	841,828
Accumulated other comprehensive income (net of deferred income taxes of $61,943 and $58,198)	115,008	108,082
Accumulated earnings	2,111,417	1,937,516
TOTAL SHAREHOLDER’S EQUITY	3,082,542	2,902,426
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDER’S EQUITY	$9,832,980	$9,616,050

The accompanying Notes are an integral part of the Consolidated Financial Statements (unaudited).

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
(in thousands)

	Nine Months Ended September 30,
	2006	2005
REVENUES
Net premiums written	$390,538	$433,245
Net premiums earned	$310,073	$327,093
Net investment income	159,501	149,637
Net realized gains (losses)	(4,836)	4,564
Variable interest entities’ interest income	101,834	74,086
Net realized and unrealized gains (losses) on derivative instruments	73,405	(57,034)
Income from assets acquired in refinancing transactions	20,032	27,837
Net realized gains (losses) from assets acquired in refinancing transactions	11,427	5,566
Other income	9,433	13,727
TOTAL REVENUES	680,869	545,476
EXPENSES
Losses and loss adjustment expenses	16,343	20,407
Interest expense	19,600	25,955
Policy acquisition costs	44,734	51,853
Variable interest entities’ foreign exchange (gain) loss	82,562	(144,449)
Variable interest entities’ interest expense	108,416	96,311
Other operating expenses	61,635	54,829
TOTAL EXPENSES	333,290	104,906
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	347,579	440,570
Provision for income taxes	96,836	120,044
NET INCOME BEFORE MINORITY INTEREST	250,743	320,526
Minority interest	43,157	(43,745)
NET INCOME	293,900	276,781
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Unrealized gains (losses) arising during period, net of deferred income tax provision (benefit) of $7,045 and $(17,651)	13,083	(32,781)
Less: reclassification adjustment for gains (losses) included in net income, net of deferred income tax provision (benefit) of $3,315 and $7,836	6,157	14,552
Other comprehensive income (loss)	6,926	(47,333)
COMPREHENSIVE INCOME	$300,826	$229,448

The accompanying Notes are an integral part of the Consolidated Financial Statements (unaudited).

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(in thousands)

	Nine Months Ended September 30,
	2006	2005
Cash flows from operating activities:
Premiums received, net	$397,054	$429,350
Policy acquisition and other operating expenses paid, net	(151,405)	(156,392)
Recoverable advances recovered	1,300	107
Losses and loss adjustment expenses paid	(1,180)	1,202
Net investment income received	154,981	147,781
Variable interest entities’ investment income received	27,895	27,299
Variable interest entities’ interest expense paid	(4,283)	(413)
Variable interest entities’ derivative payments	(18,384)	(20,331)
Federal income taxes paid	(58,964)	(57,548)
Interest paid on notes payable	(19,246)	(25,278)
Income received from refinanced assets	33,876	30,616
Other, net	4,825	(1,336)
Net cash provided by (used for) operating activities	366,469	375,057
Cash flows from investing activities:
Proceeds from sales of bonds	1,062,967	1,257,172
Proceeds from maturities of bonds	126,451	95,760
Purchases of bonds	(1,407,211)	(1,538,679)
Purchases of property and equipment	(2,144)	(30,587)
Net decrease (increase) in short-term investments	65,030	(71,914)
Maturity of variable interest entities’ bonds	103,662	256,150
Purchases of variable interest entities’ bonds	––	(182,749)
Net decrease (increase) in variable interest entities’ short-term investments	(21,555)	(10,493)
Paydowns of assets acquired in refinancing transactions	63,144	82,897
Proceeds from sales of assets acquired in refinancing transactions	17,854	119,276
Other investments	24,079	26,539
Net cash provided by (used for) investing activities	32,277	3,372
Cash flows from financing activities:
Repayment of notes payable to affiliate	(120,703)	(236,022)
Capital issuance costs	(711)	(1,010)
Dividends paid	(120,000)	(67,000)
Distribution to minority shareholders	––	(6,416)
Issuance of variable interest entities’ bonds	––	88,749
Repayment of variable interest entities’ debt	(82,500)	(153,230)
Net cash provided by (used for) financing activities	(323,914)	(374,929)
Net increase (decrease) in cash	74,832	3,500
Cash at beginning of period	10,376	10,005
Cash at end of period	$85,208	$13,505

(a)           In the first nine months of 2005, the Company received a tax benefit $9,305 by utilizing its Parent’s losses. These amounts were recorded as capital contributions.

The accompanying Notes are an integral part of the Consolidated Financial Statements (unaudited).

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.   ORGANIZATION AND OWNERSHIP

Financial Security Assurance Inc. (the “Company”), a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. (the “Parent”), is an insurance company domiciled in the State of New York. The Company and its subsidiaries are primarily engaged in the business of providing financial guaranty insurance on municipal and asset-backed obligations. The Company also insures synthetic obligations that generally take the form of credit default swap (“CDS”) obligations or credit-linked notes that reference specified securities or loans satisfying the Company’s underwriting criteria or reference pools of securities or loans, with a defined deductible to cover credit risks associated with the referenced securities or loans. Financial guaranty insurance written by the Company guarantees scheduled payments on an issuer’s obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other amounts due in accordance with the obligation’s original payment schedule or, at its option, to pay such amounts on an accelerated basis. In addition, the Company insures guaranteed investment contracts (“GICs”) issued by FSA Capital Management Services LLC (“FSACM”), FSA Capital Markets Services (Caymans) Ltd. and, prior to April 2003, FSA Capital Markets Services LLC (collectively, the “GIC Affiliates”), affiliates of the Company.

The Company consolidates the results of certain variable interest entities (“VIEs”), including FSA Global Funding Limited (“FSA Global”) and Premier International Funding Co. (“Premier”). The Company has refinanced certain defaulted transactions by employing refinancing vehicles to raise funds for the refinancings. These refinancing vehicles are also consolidated. The Company’s management believes that the assets held by the consolidated VIEs and the refinancing vehicles are beyond the reach of the Company and its creditors, even in bankruptcy or other receivership.

2.   BASIS OF PRESENTATION

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for a fair statement of the financial position, results of operations and cash flows at September 30, 2006 and for all periods presented. These Consolidated Financial Statements should be read in conjunction with the Company’s Consolidated Financial Statements and notes thereto included as an exhibit to the Parent’s Annual Report on Form 10-K for the year ended December 31, 2005. The accompanying Consolidated Financial Statements have not been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States). The December 31, 2005 consolidated balance sheet was derived from audited financial statements. The results of operations for the periods ended September 30, 2006 and 2005 are not necessarily indicative of the operating results for the full year. Certain prior-year balances have been reclassified to conform to the 2006 presentation.

3.   LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company establishes loss liabilities based on its estimate of specific and non-specific losses. The Company also establishes liabilities for loss adjustment expenses (“LAE”), consisting of the estimated cost of settling claims, including legal and other fees and expenses associated with administering the claims process.

The Company calculates a loss and LAE liability based upon identified risks inherent in its entire insured portfolio. If an individual policy risk has a probable loss as of the balance sheet date, a case reserve

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

3.   LOSSES AND LOSS ADJUSTMENT EXPENSES (Continued)

is established. For the remaining policy risks in the portfolio, a non-specific reserve is established to account for the inherent credit losses that can be statistically estimated.

The following table presents the activity in non-specific and case reserves for the nine months ended September 30, 2006. Adjustments to reserves represent management’s estimate of the amount required to cover the present value of the net cost of claims, based on statistical provisions for new originations.

Transfers between non-specific and case reserves represent a reallocation of existing loss reserves and have no impact on earnings.

Reconciliation of Net Losses and Loss Adjustment Expenses

	Non- Specific	Case	Total
	(in millions)
December 31, 2005	$115.7	$53.7	$169.4
Incurred	16.3	––	16.3
Transfers	2.1	(2.1)	––
Payments and other decreases	––	(1.5)	(1.5)
September 30, 2006 balance	$134.1	$50.1	$184.2

Management of the Company periodically evaluates its estimates for losses and LAE and establishes reserves that management believes are adequate to cover the present value of the ultimate net cost of claims. However, because of the uncertainty involved in developing these estimates, the ultimate liability may differ from current estimates.

The gross and net par amounts outstanding on transactions with case reserves were $419.7 million and $351.8 million, respectively, at September 30, 2006. The net case reserves consisted primarily of six collateralized debt obligation (“CDOs”) transactions and one municipal transaction, which collectively accounted for approximately 94.5% of total net case reserves. The remaining nine exposures were in various sectors.

The Company is aware that there are differences regarding the method of measurement of the non-specific reserve among participants in the financial guaranty industry. Other financial guarantors may not establish a non-specific reserve or may call their non-specific reserve by a different name, such as, but not limited to, “unallocated losses,” “active credit reserves” and “portfolio reserves,” or may use different statistical techniques than those used by the Company to determine loss at a given point in time. Management and the industry expect accounting literature specific to the financial guaranty industry to evolve; however, management cannot predict or estimate the scope of the guidance or potential impact on the Company’s financial statements at this time.

4.   DERIVATIVE INSTRUMENTS

Credit Default Swaps

The Company has insured a number of CDS with the expectation that these transactions will not be subject to a market value termination for which the Company would be liable. It considers these agreements to be a normal extension of its financial guaranty insurance business, although they are

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

4.   DERIVATIVE INSTRUMENTS (Continued)

considered derivatives for accounting purposes. These agreements are recorded at fair value. The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to reflect premiums as installments are received, to record losses and LAE as incurred and to record changes in fair value as incurred. The Company recorded net earned premium under these agreements of $68.7 million for nine months ended September 30, 2006 and $70.3 million for nine months ended September 30, 2005.

Changes in the fair value of CDS, which were gains of $24.5 million for nine months ended September 30, 2006 and gains of $26.6 million for nine months ended September 30, 2005, were recorded in net realized and unrealized gains (losses) on derivative instruments in the consolidated statements of operations and comprehensive income. The Company included net par outstanding of $68.6 billion and $66.6 billion relating to these CDS transactions at September 30, 2006 and December 31, 2005, respectively, in the asset-backed balances in Note 6. The gains or losses recognized by recording these contracts at fair value are determined each quarter based on quoted market prices, if available. If quoted market prices are not available, as is generally the case, then the determination of fair value is based on internally developed estimates. Management applies judgment when developing these estimates and considers factors such as current prices charged for similar agreements, performance of underlying assets, changes in internal shadow ratings, the level at which the deductible has been set and the Company’s ability to obtain reinsurance for its insured obligations. The Company does not believe that the fair value adjustments are an indication of potential claims under the Company’s guarantees or an indication of potential gains to be realized from derivative transactions. The average remaining life of these contracts as of September 30, 2006 was 3.3 years. The inception-to-date gain on the balance sheet was an asset of $81.9 million at September 30, 2006 and $57.4 million at December 31, 2005 and is recorded in other assets.

Interest Rate and Foreign Exchange Rate Derivatives

FSA Global enters into derivative contracts to manage interest rate and foreign currency exposure in it’s VIE debt and VIE bond portfolio. All gains and losses from changes in the fair value of derivatives are recognized immediately in the consolidated statements of operations and comprehensive income in net unrealized and realized gains (losses) on derivative instruments. These derivatives generally include interest rate and currency swap agreements, which are primarily utilized to convert fixed-rate debt and investments into U.S. dollar floating-rate debt and investments. The inception-to-date net unrealized gain on these outstanding derivatives of $467.3 million and $433.7 million at September 30, 2006 and December 31, 2005, respectively, is recorded in other assets.

5.   NOTES PAYABLE TO AFFILIATE

The Company has recorded $342.9 million of notes payable to an affiliate at September 30, 2006. These notes were issued by special purpose entities consolidated by the Company and formed to facilitate the refinancing transactions. Principal payments due under these refinanced notes for the remainder of 2006 and each of the next four years ending December 31 and thereafter, are as follows (in thousands):

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

5.   NOTES PAYABLE TO AFFILIATE (Continued)

Principal Amount
2006	$8,866
2007	23,914
2008	33,365
2009	42,867
2010	43,034
Thereafter	190,825
Total	$342,871

6.   OUTSTANDING EXPOSURE

The Company limits its exposure to losses from writing financial guarantees by underwriting investment-grade obligations, diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations, as well as through reinsurance. The gross amount of financial guarantees in force (principal and interest) was $733.8 billion at September 30, 2006 and $685.1 billion at December 31, 2005. The net amount of financial guarantees in force was $529.7 billion at September 30, 2006 and $497.1 billion at December 31, 2005.

The net and ceded par outstanding of insured obligations in the municipal insured portfolio includes the following amounts by type of issues (in millions) at September 30, 2006 and December 31, 2005:

	Net Par Outstanding		Ceded Par Outstanding
Types of Issues	September 30, 2006	December 31, 2005	September 30, 2006	December 31, 2005
General obligation bonds	$94,927	$88,922	$26,579	$25,288
Housing revenue bonds	7,613	7,585	2,072	2,153
Municipal utility revenue bonds	39,532	37,245	13,531	14,092
Health care revenue bonds	12,734	11,789	9,784	8,889
Tax-supported bonds	41,446	40,622	16,983	16,776
Transportation revenue bonds	15,201	14,695	9,268	8,944
Other domestic municipal bonds	14,896	13,955	4,689	4,905
International obligations	16,048	12,247	12,827	9,417
Total municipal obligations	$242,397	$227,060	$95,733	$90,464

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

6.   OUTSTANDING EXPOSURE (Continued)

The net and ceded par outstanding of insured obligations (including FSA-insured CDS) in the asset-backed insured portfolio are backed by the following types of collateral (in millions) at September 30, 2006 and December 31, 2005:

	Net Par Outstanding		Ceded Par Outstanding
Types of Collateral	September 30, 2006	December 31, 2005	September 30, 2006	December 31, 2005
Residential mortgages	$13,124	$18,401	$2,201	$3,056
Consumer receivables	11,909	8,366	908	1,569
Pooled corporate obligations	45,196	47,253	8,793	11,141
Other domestic asset-backed obligations(1)	22,384	20,791	2,682	2,890
International obligations	29,964	29,075	9,798	11,487
Total asset-backed obligations	$122,577	$123,886	$24,382	$30,143

(1)          Includes net par outstanding of $15,587 million as of September 30, 2006 and $13,463 million as of December 31, 2005, respectively, relating to FSA-insured GICs issued by the GIC Affiliates.

7.   VARIABLE INTEREST ENTITIES

Payments due under the VIE debt (including $1,057.1 million of future interest accretion on zero coupon obligations and excluding fair value adjustments of $126.4 million) in the remainder of 2006 and each of the next four years ending December 31 and thereafter, are as follows (in millions):

Principal Amount
2006	$5.4
2007	558.7
2008	132.3
2009	17.6
2010	94.4
Thereafter	2,975.2
Total	$3,783.6

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(unaudited)

8.   OTHER ASSETS

The detailed balances that comprise other assets at September 30, 2006 and December 31, 2005 are as follows (in thousands):

	September 30, 2006	December 31, 2005
Other assets:
Fair value of VIE swaps	$467,278	$433,670
Fair-value adjustments on CDS	81,912	57,372
VIE other invested assets	275,135	266,978
Tax and loss bonds	120,067	105,324
Accrued interest on VIE swaps	128,782	108,421
Accrued interest income	59,492	53,101
Other assets	143,667	137,696
Total other assets	$1,276,333	$1,162,562